04033607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to ___________.

Commission file number: 01026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, LA 70130

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Whitney National Bank Savings Plus Plan

Financial Statements
December 31, 2003 and 2002

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Whitney National Bank Savings Plus Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 23, 2004

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at fair value	$96,707,491	$75,887,917
Participant loans	2,570,967	2,231,570
Total investments	99,278,458	78,119,487
Dividends and interest receivable	195,177	168,643
Total assets	99,473,635	78,288,130
Liabilities		
Settlement payable	-	108,729
Total liabilities	-	108,729
Net assets available for plan benefits	$99,473,635	$78,179,401

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2003

Investment income	
Interest	$ 151,210
Dividends	706,955
Net appreciation in fair value of investments (Note 3)	16,955,086
Total investment income	17,813,251
Contributions	
Employer	2,835,661
Employee	5,650,339
Total contributions	8,486,000
Deductions	
Benefits paid to participants	4,993,336
Administrative expenses	11,681
Total deductions	5,005,017
Increase in net assets available for plan benefits	21,294,234
Net assets available for plan benefits	
Beginning of year	78,179,401
End of year	$ 99,473,635

The accompanying notes are an integral part of these financial statements.

1. **Plan Description**

The following description of the Whitney National Bank Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
Whitney National Bank (the "Bank") adopted the Thrift Incentive Plan for Employees of Whitney National Bank (the "Prececessor Plan"), effective December 31, 1952, for the benefit of its full-time employees. The Predecessor Plan was a defined contribution plan. Effective October 1, 1993, the Predecesor Plan was amended and restated to comply with the Tax Reform Act of 1986 and to clarify the terms of the Predecessor Plan concerning deferrals under Section 401(k) of the Internal Revenue Code of 1986, resulting in the Whitney National Bank Savings Plus Plan. The Plan was amended and restated January 1, 2002 to incorporate changes to certain plan administrative matters. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration
Whitney National Bank is the Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department. The Plan's employee account record maintenance function is performed by an outside service organization, Fidelity Investments.

Contributions
Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, through payroll deductions subject to certain limitations. The Bank matches the participant's eligible contributions dollar for dollar up to 4% of his or her compensation. This qualified the plan as a Safe Harbor Plan in 2003.

In addition to the matching contribution, the Bank may make a discretionary contribution to the Plan with the approval of the Bank's Board of Directors. No such contribution was made to the Plan for the year ended December 31, 2003.

Vesting
Participants immediately vest 100% in their voluntary contributions, Bank contributions and earnings thereon.

Benefits
Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in the account in a lump-sum distribution. Upon separation of service (other than through death, disability or retirement or after the age of 59-1/2), participants are allowed to transfer their account balance to another tax deferred qualified plan, or they may receive the balance in a lump-sum distribution subject to certain taxes and penalties imposed by the Internal Revenue Code and the Plan's rules regarding the availability of Plan distributions. Additionally, hardship distributions are permitted in some cases while employed, however these distributions are subject to Federal and State income taxes upon withdrawal and imposition of a penalty tax at year-end when the participant's tax liabilities are calculated. The Plan allowed certain in-service withdrawals by participants who are at least 59-1/2 years of age subject to the terms of the Plan.

Participant Accounts
Individual accounts are maintained for each of the Plan's participants to reflect the Bank's contributions, participant's contributions, and investment income, gains and losses on the participant's account balance.

Participation
The Plan covers all salaried employees of the Bank who have completed nine months or more of employment (eligible participants) as of the entry dates January 1, April 1, July 1, and October 1.

Participant Loans
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the participant's balance not to exceed $50,000. Loan terms generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the Wall Street prime rate plus 1%. The interest rate on outstanding loan balances ranged between 5.00% and 10.50% for 2003, and 5.25% and 10.50% for 2002. Principal and interest is paid ratably through semi-monthly payroll deductions. Upon origination of a loan, participants are charged an administrative fee. Loan fees are reflected in administrative expenses.

Investment Options
Under the provision of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested. Employees may choose from nine mutual funds, a stable value fund and Whitney Holding Corporation common stock.

Employees have the ability to change investment elections and transfer account balance funds among the various fund options on a daily basis.

Cash and Cash Equivalents
From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and on a short-term basis pending investment in additional Whitney Stock. During 2003 and 2002, cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the plan at year end. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on transactions are computed by determining the cost of the investment sold on a specific identification basis.

Administrative Expenses
Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law. This election can be made annually and need not be the same each year. Substantially all of the administrative expenses of the Plan were borne by the Bank in 2003.

Certain asset management fees are imposed under each of the investment options offered by the Plan. These management fees are charged against the return earned by the applicable investment option. No sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following is a detail of investments that represent 5% or more of total net assets as of December 31, 2003 and 2002:

	2003	2002
Issuer		
Whitney Stock Fund (including cash of $522,471 and $586,174 as of December 31, 2003 and 2002, respectively)	$24,705,669	$19,460,653
Fidelity Advisor Equity Growth Fund	17,702,500	12,772,743
Fidelity Advisor Stable Value Portfolio	15,832,731	14,463,750
Fidelity Advisor Equity Income Fund	14,538,063	11,630,449
Fidelity Advisor Growth Opportunities Fund	7,688,038	5,606,585

During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $16,955,086 follows:

	Year Ended December 31, 2003
Investments in Registered Investment Companies	$ 11,852,160
Investment in Common & Collective Trusts	621,693
Investment in Whitney Stock Fund	4,481,233
Net Change in Fair Value	$ 16,955,086

4. Investment In Whitney Holding Corporation Stock

The Plan held investments in the Bank's parent, Whitney Holding Corporation (the "Corporation") as follows:

	2003	2002
Number of shares held	589,978	566,291
Market value of shares	$24,183,198	$18,874,479
As a % of the total market value of Plan assets	24.31%	24.11%
As a % of the outstanding common shares of the Corporation	1.46%	1.42%

With regard to the Whitney Stock Fund the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option. As of December 31, 2003 and 2002, there were approximately 1,033,227 and 988,898 units outstanding with a market value of approximately $23.91 and $19.68 per unit (excluding amounts attributable to receivables), respectively related to the Whitney Stock Fund.

5. Risks and Uncertainties

The Plan provides for various investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds, managed by Fidelity Investments, and Whitney Holding Corporation common stock. Fidelity Investments is the recordkeeper as defined by the Plan and Whitney Holding Corporation is the Bank's parent. Therefore, these transactions qualify as party-in-interest transactions.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated May 31, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

8. Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date. In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan's assets of such participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

9. Subsequent Events

Effective January 1, 2004, the Plan was amended and restated. There were no significant changes in the provisions of the Plan. The trustee and the Plan's tax counsel believe the Plan as amended and restated is designed and is being operated in compliance with applicable requirements of the Internal Revenue Code.

Effective April 1, 2004, the Fidelity Freedom Funds were added to the Plan investment options.

Whitney National Bank Savings Plus Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2003

Issuer/Description	Shares Held	Current Value
Registered Investment Companies		
Fidelity Advisor Intermediate Bond Fund*	400,032	$ 4,520,366
Fidelity Advisor Balanced Fund*	241,431	3,853,236
Fidelity Advisor Equity Income Fund*	556,587	14,538,063
Fidelity Advisor Growth Opportunities Fund*	268,719	7,688,038
Fidelity Spartan US Equity Index*	94,617	3,728,857
Fidelity Advisor Equity Growth Fund*	380,453	17,702,500
Fidelity Overseas Fund*	99,216	1,559,681
Federated Index Mid Cap Fund	54,237	1,029,418
Fidelity Advisor Value Strategies Fund*	48,495	1,548,932
Subtotal Registered Investment Company		56,169,091
Common & Collective Trusts		
Fidelity Advisor Stable Value Portfolio*	15,832,731	15,832,731
Whitney Stock Fund		
Whitney Holding Corporation Stock*	589,978	24,183,198
Whitney Stock Fund Cash*		522,471
Subtotal Whitney Stock Fund		24,705,669
Participant Loans		
Various participants (the interest rate ranged from 5.00% - 10.50% during 2003)*		2,570,967
Assets (Held at End of Year)		$99,278,458

*Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

Date: June 25, 2004

/s/ Paul D. Bergeron

Paul D. Bergeron
Plan Administrator

:99462452-1

PRICEWATERHOUSECOOPERS

Exhibit 23.1

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement filed on Form S-8 (Commission File Number 33-68506) of Whitney Holding Corporation of our report dated June 23, 2004 relating to the financial statements and supplemental schedule of the Whitney National Bank Savings Plus Plan, which appears in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 25, 2004